# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMTD Digital Inc., CIK 0001809691
CUSIP: 00180N101
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 66 rue Jean-Jacques Rousseau, Paris, France (I0), 75001
Date of event which requires filing of this statement: 11/02/2026
Filed by CIK 0001765856
Persons authorized to receive notices and communications: Samuel Chau, 66 rue Jean-Jacques Rousseau, Paris, France (I0), 75001, 33(0)1 4236 4597

## Reporting persons
- AMTD Group Inc. (CIK 0001765856): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 81,721,487; sole dispositive power 0; shared dispositive power 81,721,487; aggregate amount beneficially owned 81,721,487 (62.3% of the class)
  Comment: Note to Row (8) and (10) - Representing (i) 46,902,440 Class B ordinary shares, which may be converted into 46,902,440 Class A ordinary shares at any time, directly held by AMTD IDEA Group, and (ii) 34,819,047 Class A ordinary shares directly held by Wonderful Time with Co. Ltd.
  
  AMTD Group Inc. holds 33.2% of the issued and outstanding share capital of AMTD IDEA Group, representing 46.7% of the total outstanding voting power of the ordinary shares of AMTD IDEA Group. AMTD IDEA Group beneficially owns 62.3% of the issued and outstanding share capital of the Issuer, representing 94.4% of the total outstanding voting power of the ordinary shares of the Issuer. AMTD IDEA Group beneficially owns 95.6% of the issued and outstanding share capital of The Generation Essentials Group representing 96.7% of the total outstanding voting power of the ordinary shares of The Generation Essentials Group (and the Issuer beneficially owns 88.2% of the issued and outstanding share capital of The Generation Essentials Group representing 91.1% of the total outstanding voting power of the ordinary shares of The Generation Essentials Group), in each case following the issuance of the 198,630,381 Consideration Shares described in Item 4 on November 2, 2026, and calculated based on 247,091,451 issued and outstanding ordinary shares of The Generation Essentials Group (consisting of 242,805,540 Class A ordinary shares and 4,285,911 Class B ordinary shares, and excluding preferred shares). Wonderful Time with Co. Ltd. is a wholly-owned subsidiary of The Generation Essentials Group.
  
  Note to Row (13) - Representing 94.4% of the total outstanding voting power of the ordinary shares of the Issuer. The percentage of the class of securities beneficially owned by the reporting person is calculated based on a total of 131,157,953 issued and outstanding ordinary shares (consisting of 83,803,282 Class A ordinary shares and 47,354,671 Class B ordinary shares) of the Issuer as of November 2, 2026, assuming conversion of all Class B ordinary shares into Class A ordinary shares. For the reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.
- AMTD IDEA GROUP: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 81,721,487; shared voting power 0; sole dispositive power 81,721,487; shared dispositive power 0; aggregate amount beneficially owned 81,721,487 (62.3% of the class)
  Comment: Note to Row (7) and (9) - Representing (i) 46,902,440 Class B ordinary shares, which may be converted into 46,902,440 Class A ordinary shares at any time, directly held by AMTD IDEA Group, and (ii) 34,819,047 Class A ordinary shares held by Wonderful Time with Co. Ltd.
  
  AMTD IDEA Group beneficially owns 62.3% of the issued and outstanding share capital of the Issuer, representing 94.4% of the total outstanding voting power of the ordinary shares of the Issuer. AMTD IDEA Group beneficially owns 95.6% of the issued and outstanding share capital of The Generation Essentials Group representing 96.7% of the total outstanding voting power of the ordinary shares of The Generation Essentials Group (and the Issuer beneficially owns 88.2% of the issued and outstanding share capital of The Generation Essentials Group representing 91.1% of the total outstanding voting power of the ordinary shares of The Generation Essentials Group), in each case following the issuance of the 198,630,381 Consideration Shares described in Item 4 on November 2, 2026, and calculated based on 247,091,451 issued and outstanding ordinary shares of The Generation Essentials Group (consisting of 242,805,540 Class A ordinary shares and 4,285,911 Class B ordinary shares, and excluding preferred shares). Wonderful Time with Co. Ltd. is a wholly-owned subsidiary of The Generation Essentials Group.
  
  Note to Row (13) - Representing 94.4% of the total outstanding voting power of the ordinary shares of the Issuer. The percentage of the class of securities beneficially owned by the reporting person is calculated based on a total of 131,157,953 issued and outstanding ordinary shares (consisting of 83,803,282 Class A ordinary shares and 47,354,671 Class B ordinary shares) of the Issuer as of November 2, 2026, assuming conversion of all Class B ordinary shares into Class A ordinary shares. For the reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.
- The Generation Essentials Group: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 34,819,047; shared voting power 0; sole dispositive power 34,819,047; shared dispositive power 0; aggregate amount beneficially owned 34,819,047 (26.6% of the class)
  Comment: Note to Row (7) and (9) - Representing 34,819,047 Class A ordinary shares held by Wonderful Time with Co. Ltd. Wonderful Time with Co. Ltd. is a wholly-owned subsidiary of The Generation Essentials Group.
  
  Note to Row (13) - Representing 3.4% of the total outstanding voting power of the ordinary shares of the Issuer. The percentage of the class of securities beneficially owned by the reporting person is calculated based on a total of 131,157,953 issued and outstanding ordinary shares (consisting of 83,803,282 Class A ordinary shares and 47,354,671 Class B ordinary shares) of the Issuer as of November 2, 2026 assuming conversion of all Class B ordinary shares into Class A ordinary shares. For the reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.
- Wonderful Time with Co. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 34,819,047; shared voting power 0; sole dispositive power 34,819,047; shared dispositive power 0; aggregate amount beneficially owned 34,819,047 (26.6% of the class)
  Comment: Note to Row (7) and (9) - Representing 34,819,047 Class A ordinary shares directly held by Wonderful Time with Co. Ltd.
  
  Note to Row (13) - Representing 3.4% of the total outstanding voting power of the ordinary shares of the Issuer. The percentage of the class of securities beneficially owned by the reporting person is calculated based on a total of 131,157,953 issued and outstanding ordinary shares (consisting of 83,803,282 Class A ordinary shares and 47,354,671 Class B ordinary shares) of the Issuer as of November 2, 2026, assuming conversion of all Class B ordinary shares into Class A ordinary shares. For the reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: AMTD Digital Inc.
Address of issuer's principal executive offices: 66 rue Jean-Jacques Rousseau, Paris, France (I0), 75001
Comment:
Explanatory Note

This Amendment No. 3 to Schedule 13D (the "Amendment No. 3") is filed on behalf of each of AMTD Group Inc. ("AMTD Group"), AMTD IDEA Group, The Generation Essentials Group ("TGE") and Wonderful Time with Co. Ltd. to amend the statement on Schedule 13D, filed on February 16, 2023, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on April 30, 2025 and Amendment No. 2 to Schedule 13D filed with the SEC on February 17, 2026 (collectively, the "Original Filing").

Except as provided herein, this statement does not modify any of the information previously reported on the Original Filing. Capitalized terms used but not defined in this statement have the meanings ascribed to them in the Original Filing.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated as follows:

This Amendment No. 3 is filed jointly by AMTD Group Inc., AMTD IDEA Group, The Generation Essentials Group and Wonderful Time with Co. Ltd. World Media and Entertainment Group Inc. ceased to be a Reporting Person immediately after the filing of Amendment No. 2.
Residence or business address: Item 2(b) is not amended by this Amendment No. 3.
Present principal occupation or employment: The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is not amended by this Amendment No. 3. The Reporting Persons have not acquired any Class A ordinary shares of the Issuer in connection with the transaction described in Item 4.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by adding the following:

On October 21, 2026, the Issuer and TGE entered into an Asset Transfer and Share Issuance Agreement (the "Asset Transfer Agreement"), pursuant to which the Issuer agreed to transfer to TGE its interests in four hotel assets, consisting of the AMTD IDEA Tribeca Hotel, a 50% equity interest in the hotel operations of the Ritz-Carlton, Perth, and 100% of the share capital of the entities holding the hotel operations of Regalia Kuala Lumpur and Dao By Dorsett North London (collectively, the "Target Assets"), for an aggregate purchase price of US$209,766,000. The purchase price was satisfied in full by the issuance by TGE to the Issuer on November 2, 2026 of 198,630,381 newly issued Class A ordinary shares of TGE (the "Consideration Shares"), determined based on the 30-day volume-weighted average price of TGE's shares on the New York Stock Exchange for the thirty trading days ending on May 29, 2026.

The foregoing description of the Asset Transfer Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Asset Transfer Agreement, which is incorporated herein by reference to Exhibit 99.2 to the Issuer's Report on Form 6-K furnished with the SEC on November 6, 2026.

Except as set forth herein, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Rows (11) and (13) of the cover pages of this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Rows (7) through (10) of the cover pages of this Schedule 13D.
Transactions in the class effected during the past sixty days: Except as disclosed in this Statement, neither the Reporting Persons nor to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Class A ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Statement, neither the Reporting Persons nor to the best of their knowledge, any of the persons listed in Schedule A hereto, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 is hereby incorporated by reference in its entirety.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto.

Other than as described in this Schedule 13D, no contracts, arrangements, understandings or relationships exist with respect to the securities of the Issuer among or between the Reporting Persons or any other person or entity.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A

Exhibit No.:

*99.1 Joint Filing Agreement, dated February 16, 2023, between AMTD Assets Alpha Group and AMTD Group Inc.

*99.2 Share Subscription Agreement dated August 15, 2022 between AMTD Assets Alpha Group and AMTD IDEA Group

*99.3 Share Subscription Agreement dated August 15, 2022 between AMTD Digital Inc. and AMTD IDEA Group

*99.4 Joint Filing Agreement, dated April 30, 2025, between AMTD Group Inc., AMTD IDEA Group, The Generation Essentials Group and World Media and Entertainment Group Inc.

*99.5 Joinder Agreement, dated February 13, 2026 executed by AMTD Group Inc., AMTD IDEA Group, The Generation Essentials Group, World Media and Entertainment Group Inc. and Wonderful Time with Co. Ltd.

99.6 Asset Transfer and Share Issuance Agreement, dated October 21, 2026, between AMTD Digital Inc. and The Generation Essentials Group (incorporated by reference to Exhibit 99.2 to the Issuer's Report on Form 6-K furnished with the SEC on November 6, 2026)

* Previously filed.

## Signatures
- AMTD Group Inc.: Feridun Hamdullahpur, Director (11/06/2026)
- AMTD IDEA GROUP: Feridun Hamdullahpur, Director (11/06/2026)
- The Generation Essentials Group: Feridun Hamdullahpur, Director (11/06/2026)
- Wonderful Time with Co. Ltd.: Feridun Hamdullahpur, Director (11/06/2026)